CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements of Elron Electronic Industries Ltd. on Form S-8 (File No. 333-10570 and File No. 333-111310) of our report dated February 9, 2003, on our audit of the consolidated financial statements of Chip Express (Israel) Ltd. as of December 31, 2002 and 2001, and for the years then ended, which is included in the Elron Electronic Industries Ltd. Annual Report on Form 20-F for the year ended December 31, 2002 as amended.

/s/ Kost Forer & Gabbay
Kost Forer & Gabbay A member of Ernst & Young Global

Haifa,
March 3, 2004